                                                                  Exhibit 4.45

                            NOTE AMENDMENT AGREEMENT

This NOTE AMENDMENT AGREEMENT (this "Amendment") is made on March 12, 2004 by and among Critical Path, Inc., a California corporation (the "Company") and the undersigned holders (each, a "Holder" and collectively, the "Holders") of the Notes (as hereinafter defined). All capitalized terms not otherwise defined in this Amendment or by reference to another agreement shall have the respective meanings assigned thereto in the Notes.

                                    RECITALS:

A. During the years 2002 and 2003, the Holders purchased a 5-3/4% Convertible Subordinated Note Due April 1, 2005 (collectively, the "Notes") in the respective face principal amount set forth in the Schedule on the terms and subject to the Indenture, dated March 31, 2000, between the Company and State Street Bank and Trust Company of California, N.A.

B. Pursuant to that certain Convertible Note Purchase and Exchange Agreement, dated November 18, 2003, among the Company, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAP-W, LLC, GAPCO GmbH & Co. KG, and the Holders, as amended by the Amendment to Convertible Note Purchase and Exchange Agreement dated January 16, 2004 and the Amendment No. 2 to Convertible Note Purchase and Exchange Agreement dated March 9, 2004 (the "Purchase Agreement"), the Holders agreed to exchange the Notes for approximately 21.9 million shares of Series E Redeemable Convertible Preferred Stock of the Company (the "Series E Preferred Stock") subject to Stockholder Approval (as defined in the Purchase Agreement).

C. The Company and the Holders have agreed to amend the terms of the Notes in the event that the Stockholder Approval (as defined in the Purchase Agreement) is not obtained on its first attempt and, in any event, by August 15, 2004.

                                    AGREEMENT

NOW, THEREFORE, for adequate mutual consideration given and received, subject to the fulfillment of the conditions precedent (the "Conditions Precedent") and the conditions subsequent (the "Conditions Subsequent"), respectively, provided in Sections 2 and 3 hereof, the Company and the Holders do hereby agree to the following amendments.

1. Amendment to the Notes. Notwithstanding anything in the Notes to the contrary, the Notes are hereby amended as follows:

      (a) Each reference to "April 1, 2005" of the Notes is deleted in its entirety and substituted with "April 1, 2006."


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      (b) The end of the first sentence of the Notes which reads "and to pay interest thereon, from March 31, 2000, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, semi-annually in arrears on April 1 and October 1 in each year (each, an "Interest Payment Date"), commencing October 1, 2000, at the rate of 5-3/4% per annum, until the principal hereof is due, and at a rate of 5-3/4% per annum on any overdue principal and premium, if any, and, to the extent permitted by law, on any overdue interest" is deleted in its entirety and the following substituted therefor:

            "and to pay interest thereon, from March 31, 2000, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, semi-annually in arrears on April 1 and October 1 in each year (each, an "Interest Payment Date"), commencing October 1, 2000, at the rate of 5-3/4% per annum for the period from March 31, 2000 to March 31, 2005 and at the rate of 7-1/2% per annum from April 1, 2005 until the principal hereof is due, and at the interest rate then in effect on any overdue principal and premium, if any, and, to the extent permitted by law, on any overdue interest. Any such interests shall be paid by the Company in cash without any deduction or setoff."

2. Conditions Precedent.

      (a) The Company does not obtain the Stockholder Approval (as defined in the Purchase Agreement) on its first attempt and in any event by August 15, 2004; and

      (b) The Company shall, on the earlier of (i) the date of the special meeting of the Company's stockholders pursuant to which the Company does not obtain the Stockholder Approval or (ii) August 15, 2004, pay USD100,000 to the Holders or their nominees on a pro-rata basis in accordance with the percentage set out in the third column of the Schedule hereto against their respective names, and in such manner and to such accounts as designated by the respective Holders.

3. Conditions Subsequent. The Company shall (a) on June 30, 2005 pay USD700,000 and (b) on September 30, 2005 pay USD700,000, to the Holders or their nominees on a pro-rata basis in accordance with the percentage set out in the third column of the Schedule hereto against their respective names, and in such manner and to such accounts as designated by the respective Holders.

4. Term of Amendment. This Amendment shall become effective upon the fulfillment of all the Conditions Precedent. The Company shall promptly notify the Holders in writing upon fulfillment of all the Conditions Precedent.

5. Termination. This Amendment shall become null and void and be of no force or effect (except as provided in Section 6 hereof) in the event that (i) any of the Conditions


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Precedent is not fulfilled by August 15, 2005, (ii) any of the Conditions
Subsequent is not fulfilled by September 30, 2005; or (iii) the Company receives an opinion in connection with the audit report of its independent accountants for the fiscal year ended December 31, 2003 which is qualified or contains a going concern qualification, and the parties hereby acknowledge that this Amendment shall not prejudice any interests and rights of the parties under the Notes or otherwise.

6. Option To Purchase Notes Upon Rights Offering. As soon as reasonably practicable after consummation of the Rights Offering (as defined in the Purchase Agreement) pursuant to which at least 80% of the rights distributed thereto are purchased, the Company shall submit to the Company's board of directors for its consideration, the existing option, pursuant to that certain Repurchase Option Agreement, dated December 15, 2003, among the Company and the Holders, to repurchase up to 10,930,000 shares of Series E Preferred Stock held by the Holders. Notwithstanding the provisions of Sections 4 and 5 hereof, the obligations under this Section 6 shall become effective on the date hereof and shall survive the termination of any other provision of this Amendment.

7. Representations and Warranties of the Company.

      The Company hereby represents and warrants to each of the Holders that :-

      (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to execute, deliver and perform its obligations under this Amendment.

      (b) The execution, delivery and performance by the Company of this Amendment and the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Company; do not contravene the terms of the Articles of Incorporation or the By-laws; do not violate, conflict with or result in any breach or contravention of the law applicable to the Company.

      (c) No approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any governmental authority or any other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Company of this Amendment or the transactions contemplated hereby.

      (d) This Amendment has been duly executed and delivered by the Company, and this Amendment will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms.

8. Representations and Warranties of the Holders. Each of the Holders hereby represents and warrants, severally and not jointly, to the Company that it is the beneficial owner of the Notes and that this Amendment has been duly authorized, validly executed and constitutes legal, valid and binding obligations of the Holders, enforceable against the Holders in accordance with its terms.


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9. Delivery of Annual Business Plan to Holders. Upon the effectiveness of this
Amendment pursuant to Section 4 hereof, subject to the receipt of a non-disclosure agreement executed by the Holders, the Company shall deliver to the Holders a budget and business plan (the "Business Plan") for each forthcoming fiscal year, 30 calendar days prior to the beginning of any forthcoming fiscal quarter, as such Business Plan may be revised and updated by the Company. The Holders shall have 15 business days (excluding Saturdays) to review the Business Plan and to provide comments, suggestions and direction (collectively, "Input") to the Company with respect to the Business Plan. During the first 10 business days (excluding Saturday(s)), the Holders may request that the Company make a presentation of the Business Plan to the Holders and make management available by telephone during reasonable business hours to discuss the Business Plan and answer any reasonable questions the Holders may have in connection with the Business Plan. The Company agrees that it shall review and consider any Input received from the Holders in connection with any Business Plan when revising and updating such Business Plan, which shall be subject to the approval of the board of directors. The obligations of the Company under this Section 9 shall terminate upon payment of all principal and accrued interest under the Notes.

10. Indemnity

      The Company agrees to indemnify and keep the Holders fully indemnified against all costs, expenses, loss and damages in connection with or arising out of any claim, proceedings, demand and/or actions of any third party regarding any terms of this Amendment and any payment of the Company to the Holders hereunder.

11. Additional Actions and Documentation.

      The Holders and the Company hereby agree to cooperate with one another and take such reasonable actions and execute such additional documents and instruments as may be reasonably necessary or appropriate to effectuate the provisions of this Amendment in the event the Company does not obtain the Stockholder Approval (as defined in the Purchase Agreement).

12. Miscellaneous.

      (a) Except as specifically amended hereby, all the provisions of the Notes shall remain unamended and in full force and effect.

      (b) This Amendment may be executed in any number of counterparts, each of which shall be deemed an original hereof, and all such counterparts shall constitute but one and the same instrument.

      (c) This Amendment shall be governed by and construed and interpreted in accordance with the laws of the State of New York.

      (d) All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:


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                  if to the Company:

                  Critical Path, Inc.
                  350 The Embarcadero
                  San Francisco, CA  94105
                  Telecopy:  (415) 541-2500
                  Attention:  Chief Financial Officer

                  if to Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited or Lion Cosmos Limited

                  c/o 7th Floor
                  Cheung Kong Center
                  2 Queen's Road Central
                  Hong Kong
                  Telecopy:  (852) 2845-2057
                  Attention:  Mr. Edmond Ip

                  if to Cenwell Limited
                  22nd Floor
                  Hutchison House
                  10 Harcourt Road
                  Hong Kong
                  (852) 2128-1778
                  Attention:  Company Secretary

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is mechanically acknowledged, if telecopied. Any party may by notice given in accordance with this Section 12(d) designate another address or Person for receipt of notices hereunder.


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IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first written above.


                                        CRITICAL PATH, INC.,
                                        a California corporation


                                        By: /s/   Michael J. Zukerman
                                            ------------------------------------
                                            Name:  Michael J. Zukerman
                                            Title: Senior Vice President and
                                                   General Counsel


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                                        HOLDERS:

                                        CAMPINA ENTERPRISES LIMITED





                                        By: /s/   Ip Tak Chuen, Edmond
                                            ------------------------------------
                                            Name:  Ip Tak Chuen, Edmond
                                            Title: Director


                                        CENWELL LIMITED





                                        By: /s/ Ip Tak Chuen, Edmond
                                            ------------------------------------
                                            Name:  Ip Tak Chuen, Edmond
                                            Title: Authorised Person


                                        GREAT AFFLUENT LIMITED


                                        By: /s/   Ip Tak Chuen, Edmond
                                            ------------------------------------
                                            Name:  Ip Tak Chuen, Edmond
                                            Title: Director


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                                        DRAGONFIELD LIMITED


                                        By: /s/   Pau Yee Wan, Ezra
                                            ------------------------------------
                                            Name:  Pau Yee Wan, Ezra
                                            Title: Authorised Person


                                        LION COSMOS LIMITED


                                        By: /s/   Pau Yee Wan, Ezra
                                            ------------------------------------
                                            Name:  Pau Yee Wan, Ezra
                                            Title: Director

                                    SCHEDULE


          Holder                         Face Principal Amount        Percentage

Campina Enterprises Limited                     $5,085,000              15.51%

Cenwell Limited                                 $4,670,000              14.24%

Great Affluent Limited                         $19,375,000              59.08%

Dragonfield Limited                             $1,000,000               3.05%

Lion Cosmos Limited                             $2,665,000               8.13%

Total:                                         $32,795,000                100%